

teleCalm®

protecting seniors, empowering caregivers

Tavis Schriefer, CEO

Veteran and Woman
Owned Company

CAPITAL FACTORY
PORTFOLIO
COMPANY

MC
MASSCHALLENGE
2019 DIAMOND
$100K AWARD

Extremely common problems for those suffering from Alzheimer's

Incoming Calls

Telemarketers

Robocallers

Scammers

Toxic Family Members


inspired by Mom
202009

Outgoing Calls

Home Shopping

Donation Sites

TV Advertisers

Late Night Calls

Repeated Calls

911 Abuse

Stop Problem Calls • Reduce Senior Isolation • Reduce Family Stress



Best Solution for Caregivers and Loved Ones
FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
Carrier 9:36 PM 100%
teleCalm
CALL COUNTER Today This Week
3 Contacts
1 Blocked
4 Strangers
RECENT HISTORY
Nancy Simmons (214) 555-7347 Today 9:14 PM 00:23:07
Unknown (86% spam score) (512) 555-0193 Today 4:46 PM 00:00:29
Unknown (775) 555-0172 Today 3:38 PM 00:00:07
Nancy Simmons (214) 555-7347 Today 2:47 PM 00:14:18
Unknown (86% spam score) (302) 555-0145 Today 1:22 PM 00:00:09
#1 Vacations (100% spam score) (866) 264-8906 Today 11:09 AM 00:00:00
Lynn Gomez (972) 555-2175 Today 9:44 AM 00:17:03
Unknown Today 9:27 AM
Dashboard Contacts History Settings
Heart of the Service
SENIOR
CAREGIVER
Family caregivers subscribe to our phone service for their loved one and manage using the app.


Best Solution for Caregivers and Loved Ones
Calls with trusted contacts pass straight through, while suspicious callers and known bad guys are blocked immediately.
FRIENDS & FAMILY
SUSPICIOUS CALLERS
KNOWN BAD CALLERS
teleCalm® cloud
SENIOR
CAREGIVER
Using our Caregiver app, family caregivers can prevent 100% of the bad calls – even problem calls the senior makes due to their dementia.

Actual Customer Data

81%
filtered
outgoing calls

34%
stressful
repeated calls

36%
disruptive
late-night calls

32%
false
911 calls

stops the bad calls **62%** reduction in calls

8.2 MILLION

17% of population

Seniors with Dementia

1,850+/Day

10.3M by 2025

81% Live at Home

16 Million Family Caregivers

2017, Dept of Health and Human Services

2020, Alzheimer's Association

$36 BILLION

Defrauded annually from Seniors in US

Economic Benefit
from Stopping Bad Calls

70%
Involves the telephone

18%
Family member or ex-caregiver

911
False Alarms

Strain to EMS resources resulting in fines to families

TrueLink Financial

Current Traction

$22K MRR

+500 SUBSCRIBERS

1.5M CALLS


0
-50
50
89
NPS
-100
100

97% CUSTOMER SATISFACTION


2020 avg
+7%
MoM Growth

Preferred Service in **17** Senior Living Communities

3 US & INT'L PATENTS



Home Phone
Cell Phone
No Internet Required
Scam Protection
Late-night Calls
Repeated Calls
911 Abuse
shh!
911
teleCalm®
greatcall
jitterbug
Charter
Spectrum
Vonage™
Call Blockers
Nomorobo, Robokiller, etc
Patented Protection
BENEFITS

Go To Market

81% Live at Home



19% Live in Senior Living

Direct / Affiliate & teleCalm Mobile

Caregivers

24/7 via web, Facebook, affiliates, and senior livings

Seniors at Home

Partnership Opportunities

Senior Living Communities

Caregivers

during move-in

Seniors in Communities

Subscriber / Revenue Forecast

*These are forward-looking projections and cannot be guaranteed



teleCalm Home Subscribers
teleCalm Mobile Subscribers
teleCalm Home Revenue
teleCalm Mobile Revenue
Subscribers
18K
16K
14K
12K
10K
8K
6K
4K
2K
0K
Revenue
$800K
$700K
$600K
$500K
$400K
$300K
$200K
$100K
$0K
1Q2020
2Q2020
3Q2020
4Q2020
1Q2021
2Q2021
3Q2021
4Q2021
1Q2022
2Q2022
3Q2022
4Q2022

	1Q2020	2Q2020	3Q2020	4Q2020	1Q2021	2Q2021	3Q2021	4Q2021	1Q2022	2Q2022	3Q2022	4Q2022
ARR	$200K	$209K	$260K	$326K	$421K	$565K	$800K	$1.2M	$1.8M	$2.7M	$3.8M	$5.0M

2020 ARR ~$326K

- Continue recovery from COVID slowdown, avg +7% MoM growth.
- Awareness campaigns via paid Google and Facebook ads targeting family caregivers.
- Ramp-up Senior Living awareness and demand generation activities.
- Develop teleCalm Mobile MVP.

2021 ARR ~$1.2M

- Launch teleCalm Mobile MVP in Q1. Ramp up to 2-3x rate of home service units organically.
- Awareness campaigns on LinkedIn targeting senior living communities.
- Launch teleCalm Mobile v1 in Q3.
- Move to Amazon fulfillment or other 3PL service.

2022 ARR ~$5.0M

- Continue 2021 marketing campaigns.
- Build strategic relationships with nationwide home care and senior living operators/owners.
- Build nationwide sales channels with Best Buy or similar mass-merchant.

FOUNDERS



Tavis Schriefer, CEO
- 2nd Startup
- 11 yrs telecom



Carl Ott, CTO
- 2nd Startup
- 15 yrs cellular R&D



Jill Schriefer, CCO
- 8 yrs telecom
- 13 yrs social good

ADVISORS / INVESTORS



Senior Healthcare
Kathleen Warshawsky
Aging 2.0 / Seniors BlueBook



HealthTech
Arlo Gilbert
Osano / Meta SaaS



SaaS Sales
Brian Land
Lucidworks



Strategic Partnerships
Thorsten Mayer
Southwest Angel Network



Business Advisor
Michael Cope
Capital Factory

INTELLECTUAL PROPERTY


PATENT AND TRADEMARK OFFICE
UNITED STATES OF AMERICA

Patent 9,686,392 granted Jun 2017

Patent 10,425,518 granted Sep 2019

EU Pat No: 3 318 050 DE GB granted Jun 2020

registered trademark granted in May 2017

"It's been an enormous blessing for my dad and our whole family. Such an amazing product!"

-Kelli

"411 is no longer an issue, saving us hundreds of dollars a month!"

-Meredith



"Has definitely helped my sanity. There are days that mom calls up to 20 times. So helpful!"

-Peggy

"I love that the phone does not ring for her if it's not a contact. Thanks for creating such a useful solution to help caregivers!"

-Renee